Filed pursuant to Rule 433

Registration Statement No.: 333-189568

April 23, 2015

THE BANK OF NEW YORK MELLON CORPORATION

Depositary Shares, Each Representing a 1/100th Interest

in a Share of Series E Noncumulative Perpetual Preferred Stock

Issuer:	The Bank of New York Mellon Corporation

Security:	Depositary shares, each representing a 1/100th interest in a share of Series E Noncumulative Perpetual Preferred Stock (“Preferred Stock”)

Size:	$1,000,000,000 (1,000,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa2 / BBB / BBB / A (low) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$1,000 per depositary share (equivalent to $100,000 per share of Preferred Stock)

Dividend Payment Dates:	(i) each June 20 and December 20, commencing December 20, 2015 to and including June 20, 2020; and (ii) each March 20, June 20, September 20 and December 20, commencing September 20, 2020

Dividend Rate (Non-cumulative):	At a rate per annum equal to 4.950% up to but excluding June 20, 2020; from and including June 20, 2020, a floating rate equal to Three-month LIBOR plus 342 basis points; in each case, only when, as and if declared.

Day count:	From April 28, 2015 to, and excluding, June 20, 2020, 30/360 From and including June 20, 2020, Actual/360

Redemption:	On June 20, 2020, or any dividend payment date thereafter, the Preferred Stock may be redeemed at the Issuer’s option, in whole or in part, at a cash redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. The Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the prospectus supplement, at a redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. Holders of depositary shares will not have the right to require the redemption or repurchase of the depositary shares.

Trade Date:	April 23, 2015

Settlement Date:	April 28, 2015 (T+3)

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$10 per depositary share

Net Proceeds (before expenses) to Issuer:	$990,000,000

Joint Book-Running Managers:	Goldman, Sachs & Co. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. BNY Mellon Capital Markets, LLC

Joint Lead Managers

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

 Incorporated

Morgan Stanley & Co. LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	CIBC World Markets Corp. Jefferies & Company, Inc. The Williams Capital Group, L.P.

CUSIP/ISIN:	064058AD2 / US064058AD28

The depositary shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 866-471-2526, Citigroup Global Markets Inc. at 800-831-9146, Deutsche Bank Securities Inc. at 800-503-4611 or BNY Mellon Capital Markets, LLC at 800-269-6864.